UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	27 July 2018

Release Number	12/18

Sale of Onshore US assets

BHP today announced that it has entered into agreements for the sale of its entire interests in the Eagle Ford, Haynesville, Permian and Fayetteville Onshore US oil and gas assets for a combined base consideration of US$10.8 billion, payable in cash.

BP American Production Company, a wholly owned subsidiary of BP Plc, has agreed to acquire 100% of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which holds the Eagle Ford, Haynesville and Permian assets, for a consideration of US$10.5 billion (less customary completion adjustments). One-half of the consideration is payable at completion, with the balance (deferred consideration) being payable in six equal instalments over a six month period, the first instalment to be paid one month after completion. Payment of the deferred consideration is not subject to any conditions.

MMGJ Hugoton III, LLC, a company owned by Merit Energy Company, has agreed to acquire 100% of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc and 100% of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which hold the Fayetteville assets, for a total consideration of US$0.3 billion (less customary completion adjustments), payable at completion.

Both sales are subject to the satisfaction of customary regulatory approvals and conditions precedent, and we expect completion to occur by the end of October 2018. The effective date at which the right to economic profits would transfer to the purchasers is 1 July 2018.

BHP Chief Executive Officer, Andrew Mackenzie, said: “Our priority with this transaction is to maximise value and returns to shareholders. In August 2017, we confirmed that we would seek to exit our US shale assets for value. Following a robust and competitive process, we have delivered on that commitment. We are pleased that we have agreed to sell all of our shale assets in two simple transactions that provide certainty for shareholders and our employees.

“The sale of our Onshore US assets is consistent with our long-term plan to continue to simplify and strengthen our portfolio to generate shareholder value and returns for decades to come.

“With net debt currently toward the lower end of our target range of US$10 to US$15 billion, and consistent with our Capital Allocation Framework, we expect to return the net proceeds from the transactions to shareholders. We will confirm how, and when, at the time of completion of the transactions.”

BHP expects to recognise an impairment charge of approximately US$2.8 billion post-tax (or approximately US$2.9 billion pre-tax) against the carrying value of its Onshore US assets. The impairment charge will be recognised as an exceptional item in the results for the 2018 financial year.

BHP anticipates that the estimated income tax expense from the transactions will be approximately US$0.2 billion, and that the estimated cash tax payable will be less than US$0.1 billion after utilisation of carried forward tax losses held by the BHP US tax consolidated group.

BHP will continue to operate the assets until completion and will work closely with the purchasers to ensure a smooth transition of ownership.

In addition to the demerger of South32, BHP has announced or completed more than US$18 billion of divestments over the last six years.

Further information on BHP can be found at: www.bhp.com.

About the Onshore US assets

The Eagle Ford, Haynesville and Permian fields comprise approximately 526,000 net acres1 where we produce oil, gas and natural gas liquids that are sold domestically in the United States via connections to intrastate and interstate pipelines and internationally through the export of processed condensate. In the 2018 financial year these assets produced 58.8 million barrels of oil equivalent.

The Fayetteville production operation is located in north central Arkansas and consists of approximately 268,000 net acres1. In the 2018 financial year Fayetteville produced 13.3 million barrels of oil equivalent (79.9 billion cubic feet of gas).

For the purposes of completing the disclosure under the requirements of UK Listing Rule 10.4.1 for a class 2 transaction, the gross assets the subject of the Eagle Ford, Haynesville and Permian sale were approximately US$10.9 billion (excluding goodwill of US$3 billion) at the half year ended 31 December 2017, and the loss before tax for the year ended 30 June 2017 was approximately US$0.8 billion.

[1]	BHP 2017 Annual Report.

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 27, 2018	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary